Exhibit 99.1

News Release

November 5, 2021

TELUS reports operational and financial results for third quarter 2021

Industry-leading total mobile and fixed customer growth of 320,000, up 43,000 over last year, marking TELUS’ highest quarter ever

Strong, high-quality mobile phone net additions of 135,000, a 24,000 increase over the prior year driven by industry-leading mobile phone churn; record connected device net additions of 110,000, up 23,000 year-over-year

Robust wireline customer net additions of 75,000, powered by world-leading customer loyalty in combination with TELUS’ PureFibre network, including sustained momentum on accretive copper-to-fibre migrations as TELUS continues to successfully execute on its accelerated broadband expansion plan

Continued strong operating momentum in TELUS International and TELUS Health, with double-double digit revenue growth driven by a combination of robust organic customer growth and acquisitions

Consolidated revenue and EBITDA growth of 6.8 and 7.1 per cent, respectively, alongside net income expansion of 11.5 per cent, demonstrating strong and consistent operational execution, powered by a leading asset mix, combined with superior product offerings and client service excellence

Quarterly dividend increased to $0.3274 per share, up year-over-year by 5.2 per cent as TELUS continues to execute on its leading, multi-year dividend growth program, supported by healthy cash flow generation and our robust capital structure

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Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2021. Consolidated operating revenues and other income increased by 6.8 per cent over the same period a year ago to $4.3 billion. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 7.6 per cent to $1.5 billion while Adjusted EBITDA increased by 7.1 per cent to $1.6 billion. This growth reflects: (i) higher internet and third-wave data service margins, as well as other fixed data service margins, resulting from subscriber base growth and expanded services; (ii) growth in network revenue from increases in our mobile phone and connected devices subscriber bases; (iii) growth in mobile equipment margins; (iv) an increased contribution from our Digitally-led customer experiences – TELUS International (DLCX) segment from customer growth, including business acquisitions, and increased depth and breadth of services offered to its existing customers; and (v) lower bad debt expense. This growth was partly offset by lower legacy fixed voice and legacy fixed data services and higher employee benefits expense.

“Our team once again achieved strong operational and financial results in the third quarter,” said Darren Entwistle, President and CEO. “TELUS’ continued execution excellence was again characterized by the consistent combination of industry-leading and profitable customer growth, resulting in strong financial results across our business as evidenced by consolidated revenue and EBITDA both increasing 7 per cent. Our robust performance reflects the effectiveness of our globally leading customer-centric culture and broadband networks, underpinned by our highly engaged team and their passion for delivering outstanding connected experiences. This contributed to leading total customer net additions of 320,000, an all-time quarterly record for TELUS, underpinned by industry-best client loyalty across our key mobile and fixed product lines. Notably, blended mobile phone, PureFibre internet, Optik TV, Security and voice churn are all below one per cent year-to-date.”

“Our results are buttressed by our highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Earlier today, TELUS International (TI) announced solid double-digit revenue growth, with increased profitability for the third quarter. These continued strong results demonstrate TI’s position as the partner of choice for premier digital customer experiences for clients around the world as they look to TI’s talented team to deliver end-to-end next-gen digital solutions and services powering a differentiated customer experience, including a unique and unparalleled mix of content moderation and artificial intelligence capabilities. At TELUS Health, our team drove double-digit year-over-year health services revenue growth in the quarter, while achieving important milestones as we continue to meaningfully scale our health operations, including reaching over 19 million lives covered, an increase of nearly 21 per cent on a year-over-year basis. Furthermore, we realized nearly 138 million digital health transactions during the quarter and earned close to one million new virtual healthcare members over the last 12 months, representing a 64 per cent increase over last year. We continue to leverage our leading position in healthcare technology solutions to deliver improved health outcomes for citizens through access to better health information, which has never been more critical. In TELUS Agriculture, through our team’s ongoing efforts to grow and integrate this unique business, we remain on track to generate double-digit revenue growth and annual revenues in agriculture of approximately $400 million in 2021, illustrative of the value we are creating as the globally-leading provider of agriculture technology solutions.”

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“Our third quarter performance was backed by our strong digital capabilities and superior service offerings, over our world-leading wireless and fibre broadband networks,” added Darren. “At a time when the human connection continues to be more important than ever, TELUS has been named the fastest mobile operator in Canada by U.S.-based Ookla for the fifth year in a row in their Q3 Canada Market Report for 2021. In addition, our team earned the top spot in six of seven categories in U.K.-based Opensignal’s August 2021 Mobile Network Experience: Canada Report. Notably, Opensignal found TELUS’ wireless download speed of 73.9 Mbps to be 6 per cent faster than the second place finisher and close to 30 per cent faster than the third place finisher. This is the 10th time TELUS has received a top ranking from Opensignal, including being recognized as having the fastest mobile network in the world in 2020, a true reflection of the incredible expertise and dedication of our entire team. These awards reinforce TELUS’ leadership in terms of offering customers the fastest service in Canada across both our fibre and wireless broadband networks, as also confirmed by other independent, third-party organizations, including Canada-based Tutela and U.S.-based J.D. Power. Moreover, this recognition of the superiority of TELUS’ national broadband networks underscores the value of our significant investments in fibre and wireless technologies, including our ongoing accelerated broadband expansion program through 2022. These generational investments will fuel enhanced customer growth and operating efficiencies, and drive positive cash flow benefits as TELUS completes our expedited broadband build.”

“Importantly, our significant, ongoing broadband network investments will further enable the continued advancement of our financial and operational performance, strengthening our confidence in the robust outlook for our business, and the long-term sustainability of our industry-leading dividend growth program. The 5.2 per cent year-over-year dividend increase announced today represents the 21st since 2011, with our program now in its eleventh year. Since 2004, TELUS has returned more than $20 billion to shareholders, including over $15 billion in dividends, representing approximately $15 per share. Future dividend growth and affordability will be supported by EBITDA growth and value creation in our TI, Health and Agriculture businesses, as well as by lower future capital expenditures, consistent with the preliminary guidance we have provided for significantly reduced capital investments of $2.5 billion or less, beginning in 2023, and the meaningful resulting free cash flow expansion.”

“Our TELUS team members and retirees continue to demonstrate their unwavering support for the communities where we live, work and serve,” expressed Darren. “Reinforcing our long-standing dedication to working collaboratively with Indigenous communities, we introduced TELUS’ Reconciliation Commitment. Developed in partnership with, and in support of, Indigenous Peoples across the country, our commitment to Reconciliation acts as a cornerstone of our action plan and other related activities moving forward. By way of example, in October we launched our TELUS Mobility for Good for Indigenous Women at Risk program, through which we are providing free smartphones and data plans to Indigenous women at risk or surviving violence. Indeed, thanks to our customers and our TELUS team, our portfolio of For Good programs continues to deliver on our promise of a friendly future for all.”

Doug French, Executive Vice-president and CFO said, “In the third quarter, TELUS once again delivered strong operational and financial results, including healthy free cash flow growth, with year-to-date performance tracking to our annual financial targets established earlier this year and reaffirmed today. These results build on the strong operating momentum that our team has achieved over the long-term, enhancing our position of strength as we close out the final quarter of the year and move into 2022.”

Doug added, “During the quarter, our team continued to execute on our accelerated broadband build, connecting more homes and businesses directly to our leading TELUS PureFibre service and expanding our 5G network to 64 per cent of the Canadian population, and to be enhanced with the deployment of 3500MHz in the months ahead. These transformational investments are bolstering our competitive positioning, driving strong profitable customer growth and positive economic outcomes, as Canadian consumers and businesses continue to benefit from the superiority of our world-leading broadband networks and the experiences and societal benefits they enable. Furthermore, we continue to actively migrate copper customers to our PureFibre network, leading to a three percentage point decline in our copper subscriber base within our fibre footprint. As we move towards completing our copper-to-fibre migration program, we will see the benefits to our margin and cash flow profile through meaningful cost structure efficiencies and, over the longer term, real estate rationalization opportunities.”

“Consistent with our long-standing, multi-year dividend growth program, today we announced a quarterly dividend increase to $0.3274 per share, or $1.3096 on an annualized basis. The dividend increase reflects our healthy balance sheet position, along with our confidence in executing on our growth strategy, leading to strong financial performance, including EBITDA growth and margin expansion. Furthermore, as we ramp down our accelerated broadband build at the end of next year, we expect a material reduction in our capital expenditure profile, beginning in 2023, to support sustainable cash flow generation. Looking forward, our team is excited to continue delivering on our track record of execution excellence and to further advance our unique growth strategy. Powered by our leading and diversified asset base, at home and around the globe, we are in a strong position to continue to deliver superior operating and financial outcomes, further buttressing our return of capital objectives along with an eye on maintaining a strong balance sheet to support long-term value creation for our investors,” concluded Doug.

In the third quarter, we added 320,000 new customer additions, up 43,000 over last year, and inclusive of 135,000 mobile phones and 110,000 connected devices, in addition to 46,000 internet, 30,000 security and 10,000 TV customer connections. This was partly offset by residential voice losses of 11,000. Our total TELUS technology solutions (TTech) subscriber base of 16.6 million is up 5.9 per cent over the last twelve months, reflecting a 3.9 per cent increase in our mobile phones subscriber base to approximately 9.2 million, and a 20 per cent increase in our connected devices subscriber base to more than 2.0 million. Additionally, our internet connections grew by 6.5 per cent over the last twelve months to more than 2.2 million customers, our TV subscriber base increased by 4.4 per cent to over 1.2 million customers, and our security customer base expanded by 13 per cent to 773,000 customers. In health services, as of the end of the third quarter of 2021, virtual care members were 2.3 million and healthcare lives covered were 19.3 million, up 64 per cent and 21 per cent over the past 12 months, respectively, while digital health transactions were 137.9 million, up 1.4 per cent over the third quarter of 2020.

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Free cash flow of $203 million increased by $42 million or 26 per cent over the same period a year ago, resulting primarily from: (i) the timing of income tax payments, as a portion of the tax instalments in the first six months of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses; (ii) strong EBITDA growth; and (iii) the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment device financing program. These factors were partly offset by higher capital expenditures in connection with our planned accelerated capital investments.

Consolidated capital expenditures increased by $250 million in the third quarter of 2021, due to accelerated investments in our 5G network, our broadband build, and digitization to increase system capacity and reliability, in addition to the advanced purchase of equipment to mitigate supply chain risks and support subscriber growth. With our investments, we are advancing the mobile speeds and coverage of our expanding 5G network, continuing to connect additional homes and businesses directly to our fibre-optic technology, evolving our TV ecosystem, and supporting system reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, as well as our healthcare and agriculture solutions.

As part of our accelerated broadband build, $442 million of the up to $750 million targeted for 2021 has been invested, to advance our fibre build and 5G coverage. This spend has enabled: (i) additional premises to be connected to our fibre network; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of the number of communities we are bringing fibre to, including many rural and Indigenous communities; (iv) advancement of our 5G network build which now covers 24.1 million Canadians, representing 64 per cent of the population at September 30, 2021; and (v) progress in the implementation of our digital strategy that will bolster both top line revenue growth and operating expense efficiency.

At the end of the third quarter, our TELUS PureFibre network covered more than 2.6 million premises, up from more than 2.4 million premises in the third quarter of 2020. As at September 30, 2021, approximately 12 per cent of our TV and internet customers within our PureFibre footprint are serviced by copper, down from 15 per cent at June 30, 2021. The majority of the remaining customers are expected to be substantially migrated to TELUS PureFibre by the end of 2022.

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For the quarter, net income of $358 million increased by 11.5 per cent over the same period last year and Basic earnings per share (EPS) of $0.25 increased by 4.2 per cent. These increases are driven by the after-tax impact of increased Operating Income, including increased EBITDA, as detailed above, partly offset by higher depreciation and amortization; the after-tax impact of increased financing costs, including a long-term debt prepayment premium of approximately $10 million; and, as it relates to EPS, higher shares outstanding.

When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and long-term debt prepayment premiums, adjusted net income of $392 million increased by $36 million or 10 per cent in the third quarter of 2021, while adjusted basic EPS of $0.29 was up 3.6 per cent.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2021	2020	change
Operating revenues and other income	4,251	3,981	6.8
Operating expenses before depreciation and amortization	2,755	2,591	6.3
EBITDA(1)	1,496	1,390	7.6
Adjusted EBITDA(1)	1,559	1,456	7.1
Net income	358	321	11.5
Adjusted net income(1)	392	356	10.1
Net income attributable to common shares	345	307	12.4
Basic EPS ($)	0.25	0.24	4.2
Adjusted basic EPS(1) ($)	0.29	0.28	3.6
Capital expenditures(2)	991	741	33.7
Free cash flow(1)	203	161	26.1
Total subscriber connections(3) (thousands)	16,615	15,690	5.9

(1)	EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 in our interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (average billing per subscriber per month (ABPU) / average revenue per subscriber per month (ARPU) and churn). Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

Third Quarter 2021 Operating Highlights

Commencing with the three-month period ended March 31, 2021, we transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

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The digitally-led customer experiences – TELUS International (DLCX) segment, whose primary functional currency is the U.S. dollar, is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020 and into 2021. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2020 unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech external operating revenues and other income increased by $144 million or 4.1 per cent in the third quarter of 2021, from increases in mobile network revenue, fixed data services revenues, and health services revenues, as described below. Lower mobile and fixed equipment and other services revenues, as well as lower fixed voice services revenues, were a partial offset.

●	TTech EBITDA increased by $97 million or 7.7 per cent in the third quarter of 2021, while Adjusted EBITDA increased by $96 million or 7.4 per cent, which reflected an increase in direct contribution from mobile and fixed products and services as outlined below, in addition to lower bad debt expense. These impacts were partially offset by higher employee benefits expense, and operating and administrative costs related to merit-based compensation increases, business acquisitions and growth in business operations, in addition to higher advertising and promotional costs relative to subdued marketing activity in 2020.

Mobile products and services

●	Mobile network revenue increased by $56 million or 3.7 per cent in the third quarter of 2021 due to growth of 6.5 per cent in the mobile phones and connected devices subscriber base over the past 12 months, in addition to stable mobile phone ARPU, as described below. Compared to the third quarter of 2019, mobile network revenue increased by $10 million or 0.6 per cent.

●	Mobile equipment and other service revenues decreased by $16 million in the third quarter of 2021, reflecting lower handset upgrade volumes, largely due to the non-recurrence of heightened demand for handsets in the third quarter of 2020 attributable to the temporary closure of approximately 90 per cent of our retail outlets through most of the second quarter of 2020, in addition to recent global supply chain challenges, including industry-wide mobile handset inventory constraints that began to emerge in the third quarter of 2021. These factors were partly offset by higher-value smartphones in the sales mix.

●	TTech mobile products and services direct contribution increased by $96 million of 7.2 per cent in the third quarter of 2021 due to higher network revenues, inclusive of a modest improvement in year-over-year roaming revenues, higher equipment margins and lower commissions expenses as we continue to drive customer transactions to digital channels.

●	Mobile phone ABPU was $70.99 in the third quarter of 2021, relatively unchanged compared to the third quarter of 2020, as continued declines in chargeable data usage, as well as the impact of the competitive environment putting pressure on base plan prices in the current and prior periods, were fully offset by growth in monthly recurring charges caused by a greater mix of high-value customer additions, selection of higher-tier mobile plans, and higher-value smartphones in the sales mix in the current and prior periods. This was in addition to modestly higher roaming revenues as international travel began to recover in the third quarter of 2021, albeit well below seasonal pre-pandemic levels.

●	Mobile phone ARPU was $58.13 in the third quarter of 2021, relatively unchanged compared to the third quarter of 2020. Mobile phone ARPU was impacted by the same items noted above for mobile phone ABPU, with the exception of higher-value smartphones in the sales mix.

●	Mobile phone gross additions were 380,000 in the third quarter of 2021, an increase of 10,000, driven by growth in high-value customer additions, successful promotions including the bundling of our mobile and home services, expanded channels, and the enhanced capabilities of our digital footprint, inclusive of increased self-serve functions.

●	Mobile phone net additions were 135,000 in the third quarter of 2021, an increase of 24,000, demonstrating our strong execution in digital sales and expanded channels and our successful efforts to drive high-value customer net additions, inclusive of our consistently low customer churn, as discussed below.

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●	Our mobile phone churn rate was 0.90 per cent in the third quarter of 2021, compared to 0.99 per cent in the third quarter of 2020, reflecting the non-recurrence of an increase in customer switching activity across the industry that took place in the third quarter of 2020, as approximately 90 per cent of our retail outlets were temporarily closed commencing in March 2020 through the majority of the second quarter of 2020, in addition to inventory shortages across the industry that began to emerge in the third quarter of 2021 due to global supply chain challenges. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.

●	Connected device net additions were 110,000 in the third quarter of 2021, an increase of 23,000 and representing our highest quarterly net additions on record, primarily due to increased demand for Internet of Things solutions from new and existing customers.

Fixed products and services

●	Fixed data services revenues increased by $126 million in the third quarter of 2021. The increase was driven by: (i) increased internet and third-wave data service revenues, reflecting a 6.5 per cent increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) higher TV revenues, reflecting subscriber growth of 4.4 per cent over the past 12 months; and (iv) increased revenues from home and business security driven by expanded services and customer growth of 13 per cent over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

●	Fixed voice services revenue decreased by $14 million in the third quarter of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were moderated with our utilization of bundled product offerings, successful retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was limited to 3.4 per cent, compared to a 3.5 per cent decline in residential voice subscribers for the 12-month period ended September 30, 2020.

●	Fixed equipment and other service revenues decreased by $7 million in the third quarter of 2021, mainly from home and business security equipment sales.

●	TTech fixed product and services direct contribution increased by $76 million of 7.3 per cent in the third quarter of 2021 due to growth in margins for internet and data services, smart food-chain technology and health services, partly offset by declining legacy data and legacy voice margins.

●	Internet net additions were 46,000 in the third quarter of 2021, a decrease of 4,000. Our success in driving strong net additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobile and home services, was offset by pandemic-related demand decline, higher deactivations and lower market demand relative to the subdued switching activity and record loading in 2020.

●	TV net additions were 10,000 in the third quarter of 2021, a decrease of 9,000, mainly due to lower market demand, primarily in the business market, offsetting the success of our bundled product offerings.

●	Security net additions were 30,000 in the third quarter of 2021, an increase of 12,000, driven by strong growth of new connections through demand for our bundled product offerings and diverse suite of products and services.

●	Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 278,000 over the past 12 months.

●	Residential voice net losses were 11,000 in the third quarter of 2021, compared to residential voice losses of 8,000 in the third quarter of 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

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Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

●	Health services revenues increased by $14 million or 12 per cent in the third quarter of 2021. The increase was mainly driven by business acquisitions and growth in health benefits management services, with plan members resuming the use of elective health services.

●	At the end of the third quarter, 2.3 million members were enrolled in our virtual care services, an increase of 0.9 million over the past 12 months. This increase is due to the continued adoption of virtual care solutions to keep Canadians safely connected to health and wellness care during the pandemic, as well as a business acquisition in the fourth quarter of 2020. A virtual care member means a primary enrolment to receive services on an active TELUS Health virtual care plan.

●	At the end of the third quarter of 2021, our healthcare programs covered 19.3 million lives, an increase of 3.3 million over the past 12 months, mainly due to the continued demand for virtual care solutions and an increase in value-added services, such as vaccinations. Healthcare lives covered refers to the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).

●	Digital health transactions were 137.9 million in the third quarter of 2021, reflecting an increase of 1.9 million for the quarter, driven by higher collaborative health transactions from a business acquisition. Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $126 million or 27 per cent in the third quarter of 2021. The increase was attributable, in part, to growth generated from our acquisitions, particularly within our tech and games client base. The remainder of the growth was organic, coming from growth in services provided to existing clients, as well as new clients added since the comparative period in the prior year. This growth was offset, in part, by foreign exchange impacts in the third quarter of 2021 driven by the strengthening of the Canadian dollar compared to the U.S. dollar, the primary operating currency of DLCX.

●	DLCX EBITDA increased by $9 million of 6.7 per cent in the third quarter of 2021, while DLCX Adjusted EBITDA increased by $7 million of 4.7 per cent for the same period. The increases in EBITDA and Adjusted EBITDA were primarily from revenue growth, as detailed above, partly offset by increased expenses related to acquisitions and business growth, including higher salaries and wages, as well as greater share-based compensation expense, associated with an increase in the share price of TELUS International during the third quarter of 2021.

Early redemption of 2022 Notes

On August 17, 2021, we early redeemed all of our $1 billion 2.35 per cent Notes, Series CT, due March 28, 2022. The long-term debt prepayment premium recorded in the third quarter of 2021 was approximately $10 million before income taxes ($0.01 per share after income taxes). Subsequent to this early redemption, we no longer have any TELUS Corporation Notes maturing in 2022.

3500 MHz spectrum auction developments

Innovation, Science and Economic Development Canada’s (ISED’s) 3500 MHz band spectrum auction occurred during the period from June 15, 2021, through July 23, 2021. We acquired 142 licences equating to 16.4 MHz of spectrum for a total purchase price of approximately $1.95 billion. Combined with the spectrum we acquired privately ahead of the auction, we now hold 25 MHz of spectrum in the 3500 MHz spectrum band nationally, or 40 MHz within key markets. In accordance with the terms of the auction, 20 per cent ($389 million) was remitted to ISED on its due date, August 13, 2021, while the remaining balance was initially due on October 4, 2021. On September 22, 2021, ISED sought further consultation on the Standard Radio Systems Plan-520 affecting the deployment of 3500 MHz spectrum and advised that they would issue the 3500 MHz spectrum licenses after determining whether amendments were needed to SRSP-520; as the date of license issuance was delayed, the deadline for the remaining balance was indeterminately extended. We await advisement from ISED as to when the remaining balance will be due and when licence issuance will take place.

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Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3274 per share on the issued and outstanding Common Shares of the Company payable on January 4, 2022 to holders of record at the close of business on December 10, 2021. This quarterly dividend reflects an increase of 5.2 per cent from the $0.3112 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting in excess of $1.7 billion in the first three quarters of 2021 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $31 billion in these taxes.

●	Investing approximately $2.6 billion in capital expenditures primarily in communities across Canada in the first three quarters of 2021 and approximately $46 billion since 2000.

●	Disbursing spectrum renewal fees of approximately $50.3 million to Innovation, Science and Economic Development Canada in the first three quarters of 2021, as well as acquiring 3500 MHz spectrum licenses for approximately $2.0 billion. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $37 billion.

●	Spending $6.2 billion in total operating expenses in the first three quarters of 2021, including goods and services purchased of approximately $4.4 billion. Since 2000, we have spent $138 billion and $93 billion, respectively, in these areas.

●	Generating a total team member payroll of $2.3 billion in the first three quarters of 2021, including payroll taxes of $147.5 million. Since 2000, total team member payroll totals $53 billion.

●	Returning approximately $1,665 million in dividends through four quarterly dividend payments through October 2021 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $20 billion to shareholders through our dividend and share purchase programs, including over $15 billion in dividends, representing approximately $15 per share.

Community Highlights

Giving back to our communities

●	The TELUS Friendly Future Foundation (Foundation) and Community Boards are directing 2021 support to charitable initiatives helping at-risk youth and other marginalized populations. Throughout the first three quarters of 2021, the Foundation distributed $4.2 million in Community Board grants to 307 local charitable projects and $2.2 million to 26 national, territorial or provincial charitable initiatives.

●	This fall, TELUS donated 14,000 backpacks nationwide filled with essential school supplies to local schools to support students in need. Since 2006, our annual Kits for Kids program has distributed 180,000 backpacks, creating a friendlier future as kids head back to school.

●	Throughout the first nine months of 2021, more than 50,000 TELUS employees, retirees, family and friends participated in Future Friendly Days, helping to support widespread volunteering by dedicating over 800,000 hours this year.

Empowering Canadians with connectivity

●	We welcomed close to 2,000 new households to the Internet for Good program this quarter, resulting in more than 97,000 low income family members, persons with disabilities and youth leaving care benefiting from low cost internet since the launch of the program in 2016.

●	Across the Mobility for Good program, we added more than 900 youth and seniors this quarter, providing free or subsidized wireless plans and enabling them to stay in touch with loved ones and maintain access to vital support networks. Across our broader program, more than 26,000 Canadians have benefited since the launch of the program in 2017.

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●	We continue to evolve our TELUS Wise program in 2021 to build digital literacy and safety in our connected world. 450,000 Canadians have now participated in our online education workshops and events since inception of the program. Our successful quarter is largely attributed to our Facebook Live streaming event, and a collaboration with the Pollinator Fund for Good recipient EliteGamingLIVE on digital citizenship, adding close to 20,000 Canadians’ participation in our online education workshops this quarter.

●	In partnership with March of Dimes Canada, we continue to provide people with disabilities access to personalized one-on-one assessments, customized recommendations, training and support on mobile devices through our Tech for Good program. To date, we have supported close to 4,000 Canadians with disabilities who require professional assistance to independently use or control their mobile device through access to the program and the TELUS Accessibility Discount.

Transforming healthcare

●	In October 2021, we expanded our Health for Good program to the Niagara Region of Ontario. In collaboration with our partner, REACH Niagara, we’re bringing primary care to marginalized and underserved people in the area, including migrant agricultural workers, new immigrants and refugees, while supporting the training of the next generation of healthcare workers.

●	Our mobile health clinics, now serving 14 communities across Canada, supported 7,600 patient visits this quarter, resulting in close to 85,000 cumulative primary care visits since the inception of our Health for Good program in 2019. Most mobile clinics are directly supporting the COVID-19 crisis response, including the administration of vaccines. Since the start of the pandemic, our mobile health clinics have provided 26,000 COVID-19 assessments and administered over 7,500 vaccinations.

Driving social impact

●	Our Pollinator Fund for good has completed 10 investments year to date, including Fresh City, a Toronto based omni-channel organic grocer, EliteGamingLIVE, a U.S.-based educational technology platform, and Pocket Naloxone, a U.S.-based health company tackling the opioid crisis.

●	The TELUS Pollinator Fund was recognized as a Clean50 Top Project for our contributions to clean capitalism in Canada, and has been confirmed as a global finalist of the social impact award in Reuters Events Responsible Business Awards.

Indigenous Reconciliation

●	We launched our Reconciliation Commitment, which was developed in partnership with and in support of Indigenous Peoples across the country. Our Reconciliation Commitment reflects an evolution of our long-standing passion for creating stronger, healthier communities while understanding our shared history, deepening meaningful relationships with Indigenous Peoples, and taking meaningful action in alignment with Indigenous-led frameworks of Reconciliation.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2021 conference call is scheduled for Friday, November 5, 2021 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until December 5, 2021 at 1-855-201-2300. Please quote reference number A000083F, conference access code 67674#, and playback access code 0111324#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

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Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding mobile data consumption and ongoing internet subscriber base growth, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2021 outlook, as described in Section 9 of our 2020 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2021 GDP growth in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 5.6%, 6.0%, 5.1% and 6.1%, respectively (compared to 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively, as reported in our 2020 annual MD&A).

●	Our revised estimates for 2021 annual unemployment rates in Canada, B.C., Alberta and Quebec are 7.6%, 6.6%, 8.7% and 6.3%, respectively (compared to 7.8%, 6.9%, 9.9% and 6.9%, respectively, as reported in our 2020 annual MD&A).

●	Our revised estimates for 2021 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 270,000 units, 47,000 units, 32,000 units, 96,000 units and 72,000 units, respectively (compared to 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively, as reported in our 2020 annual MD&A).

●	Our cash income tax payments assumption has been revised downward to a range of $480 million to $560 million, from an original assumption of a range between $540 million to $620 million, primarily due to a refund received upon conclusion of a prior year income tax audit.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the third quarter 2021 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance after Bill C-11, the Digital Charter Implementation Act, 2020, did not pass prior to parliament proroguing for the recent federal election; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences (e.g. 3500 MHz band), the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

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●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

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●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction that took place in June and July 2021, the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.

●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

●	Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

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●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of the COVID 19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. TELUS International’s primary reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business of any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.

●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

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●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that our NCIB will be, maintained, unchanged and/or completed.

●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

●	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy including in the form of power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

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Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

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Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended September 30
C$ and in millions	2021	2020	Change
Net income attributable to Common Shares	345	307	38
Add (deduct):
Restructuring and other costs, after income taxes	44	43	1
Income tax-related adjustments	(5)	(2)	(3)
Other equity losses related to real estate joint ventures	—	8	(8)
Long-term debt prepayment premium, after income taxes	8	—	8
Adjusted Net income	392	356	36

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2021	2020	Change
Basic EPS	0.25	0.24	0.01
Add:
Restructuring and other costs, after income taxes, per share	0.03	0.03	—
Other equity losses related to real estate joint ventures, per share	—	0.01	(0.01)
Long-term debt prepayment premium, after income taxes, per share	0.01	—	0.01
Adjusted basic EPS	0.29	0.28	0.01

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EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation
	Three months ended September 30
C$ and in millions	2021	2020
Net income	358	321
Financing costs	194	187
Income taxes	140	109
Depreciation	530	540
Amortization of intangible assets	274	233
EBITDA	1,496	1,390
Add restructuring and other costs included in EBITDA	63	58
EBITDA – excluding restructuring and other costs	1,559	1,448
Add other equity losses related to real estate joint ventures	—	8
Adjusted EBITDA	1,559	1,456

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Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Three months ended September 30
C$ and in millions	2021	2020
EBITDA	1,496	1,390
Deduct non-cash gains from the sale of property, plant and equipment	—	(1)
Restructuring and other costs, net of disbursements	21	(5)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(13)	(59)
Effects of lease principal (IFRS 16 impact)	(124)	(90)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	16
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	36	25
Net employee defined benefit plans expense	30	25
Employer contributions to employee defined benefit plans	(10)	(10)
Interest paid	(192)	(195)
Interest received	12	4
Capital expenditures (excluding spectrum licences)[1]	(991)	(741)
Free cash flow before income taxes	265	359
Income taxes paid, net of refunds	(62)	(198)
Free cash flow	203	161

(1)	Refer to Note 31 of the consolidated financial statements for further information.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content management, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media, ecommerce and FinTech, healthcare, and travel and hospitality. TELUS and TELUS International operate in 25+ countries around the world. Together, let’s make the future friendly.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter, and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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